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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934




                       Incara Pharmaceuticals Corporation
                       ----------------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                  45325 S-10-1
                                  ------------
                                 (CUSIP Number)

                                 APRIL 19, 2004
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

         [ ]  Rule 13d-1(b)

         [X]  Rule 13d-1(c)

         [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.Name of Reporting Person
         I.R.S. Identification Nos. of above persons (entities only)

         Great Point Partners, LLC

2.       Check the Appropriate Box if a Member of a Group

            (a) [ ]

            (b) [ ]

3.       SEC Use Only

4.       Citizenship or Place of Organization

             U.S.A.

Number of Shares   5.       Sole Voting Power
Beneficially Owned
by Each Reportng
Person
                   6.       Shared Voting Power

                               14,000,000

                   7.       Sole Dispositive Power



                   8.       Shared Dispositive Power

                               14,000,000

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

           14,000,000

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares    [ ]

11.      Percent of Class Represented by Amount in Row (9)

           9.8%

12.      Type of Reporting Person

           OO

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1. Name of Reporting Person
         I.R.S. Identification Nos. of above persons (entities only)

         Biomedical Value Fund, L.P.

2.       Check the Appropriate Box if a Member of a Group

            (a) [ ]

            (b) [ ]

3.       SEC Use Only

4.       Citizenship or Place of Organization

            Delaware, U.S.A.

Number of Shares   5.       Sole Voting Power
Beneficially Owned
by Each Reporting             9,520,000
Person
                   6.       Shared Voting Power



                   7.       Sole Dispositive Power

                              9,520,000

                   8.       Shared Dispositive Power


9.       Aggregate Amount Beneficially Owned by Each Reporting Person

           9,520,000

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares    [ ]

11.      Percent of Class Represented by Amount in Row (9)

           6.7%

12.      Type of Reporting Person

           PN

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1.       Name of Reporting Person
         I.R.S. Identification Nos. of above persons (entities only)

         Great Point GP, LLC

2.       Check the Appropriate Box if a Member of a Group

           (a) [ ]

           (b) [ ]

3.       SEC Use Only

4.       Citizenship or Place of Organization

           Delaware, U.S.A.

Number of Shares   5.       Sole Voting Power
Beneficially Owned
by Each Reporting
Person
                   6.       Shared Voting Power

                                9,520,000

                   7.       Sole Dispositive Power



                   8.       Shared Dispositive Power

                                9,520,000

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

           9,520,000

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares    [ ]

11.      Percent of Class Represented by Amount in Row (9)

           6.7%

12.      Type of Reporting Person

           OO

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1.       Name of Reporting Person
         I.R.S. Identification Nos. of above persons (entities only)

         Biomedical Offshore Value Fund, Ltd.

2.       Check the Appropriate Box if a Member of a Group

            (a) [ ]

            (b) [ ]

3.       SEC Use Only

4.       Citizenship or Place of Organization

            Cayman Islands

Number of Shares   5.       Sole Voting Power
Beneficially Owned
by Each Reporting             4,480,000
Person
                   6.       Shared Voting Power



                   7.       Sole Dispositive Power

                              4,480,000

                   8.       Shared Dispositive Power


9.       Aggregate Amount Beneficially Owned by Each Reporting Person

           4,480,000

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares    [ ]

11.      Percent of Class Represented by Amount in Row (9)

           3.2%

12.      Type of Reporting Person

           CO

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1.       Name of Reporting Person
         I.R.S. Identification Nos. of above persons (entities only)

         Dr. Jeffrey R. Jay, M.D.

2.       Check the Appropriate Box if a Member of a Group

            (a) [ ]

            (b) [ ]

3.       SEC Use Only

4.       Citizenship or Place of Organization

            Delaware, U.S.A.

Number of Shares   5.       Sole Voting Power
Beneficially Owned
by Each Reporting
Person
                   6.       Shared Voting Power

                               14,000,000

                   7.       Sole Dispositive Power



                   8.       Share Dispositive Power

                               14,000,000

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

           14,000,000

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares    [ ]

11.      Percent of Class Represented by Amount in Row (9)

           9.8%

12.      Type of Reporting Person

           IN



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Item 1(a)         Name of Issuer:

         Incara Pharmaceuticals Corporation

Item 1(b)         Address of Issuer's Principal Executive Offices:

         P.O. Box 14287
         79 T.W. Alexander Drive
         4401 Research Commons, Suite 200
         Research Triangle Park, NC
         22709-4287

Item 2(a)         Name of Person Filing:

         Great Point Partners, LLC
         Biomedical Value Fund, L.P.
         Great Point GP, LLC
         Biomedical Offshore Value Fund, Ltd.
         Dr. Jeffrey M. Jay, M.D.

Item 2(b)         Address of Principal Business Office:

         2 Pickwick Plaza
         Suite 450
         Greenwich, CT 06830

Item 2(c)         Citizenship:

     Great Point Partners, LLC is a limited liability company organized under the laws of the State of Delaware. Biomedical Value Fund, L.P. is a limited partnership organized under the laws of the State of Delaware. Great Point GP, LLC is a limited liability company organized under the laws of the State of Delaware. Biomedical Offshore Value Fund, Ltd. is a limited liability corporation organized under the laws of the Cayman Islands. Dr. Jeffrey M. Jay, M.D. is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         CUSIP Number:

                  45325 S-10-1

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  Not Applicable.



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Item 4.           Ownership (a) through (c)

         Biomedical Value Fund, L.P. ("BMVF") is the direct beneficial owner of 9,520,000 shares (the "BMVF Shares"), consisting of 6,800,000 Common Shares and 2,720,000 warrants for the purchase of Common Shares. Great Point GP, LLC, is the general partner of BMVF, and by virtue of such status may be deemed to be the beneficial owner of the BMVF Shares. Great Point Partners, LLC is the investment manager of BMVF, and by virtue of such status may be deemed to be the beneficial owner of the BMVF Shares. Dr. Jeffrey R. Jay, M.D. has voting and investment power with respect to the BMVF Shares, and therefore is the beneficial owner of the BMVF Shares.

         Biomedical Offshore Value Fund, Ltd. ("BOVF") is the direct beneficial owner of 4,480,000 shares (the "BOVF Shares"), consisting of 3,200,000 Common Shares and 1,280,000 warrants for the purchase of Common Shares. Great Point Partners, LLC is the investment manager of BOVF, and by virtue of such status may be deemed to be the beneficial owner of the BOVF Shares. Dr. Jeffrey R. Jay, M.D. has voting and investment power with respect to the BOVF Shares, and therefore is the beneficial owner of the BOVF Shares.

         The information in items 1 and 5 through 11 on the cover pages to this
Schedule 13G is hereby incorporated by reference.

Item 5.           Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]:

          Not Applicable.

Item 6. Ownership  of  More  than  Five  Percent on Behalf of Another  Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.  Notice of Dissolution of Group.

          Not Applicable.




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Item 10.          Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.




































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Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  April 26, 2004


                     BIOMEDICAL VALUE FUND L.P.

                     Signature: /s/ Dr. Jeffrey R. Jay, M.D.
                             -------------------------------
                             By Great Point GP, LLC,
                              as general partner,
                             By Dr. Jeffrey R. Jay, M.D.,
                              as senior managing member

                     GREAT POINT GP, LLC

                     Signature: /s/ Dr. Jeffrey R. Jay, M.D.
                             -------------------------------
                             By Dr. Jeffrey R. Jay, M.D.,
                              as senior managing member

                     BIOMEDICAL OFFSHORE VALUE FUND, LTD.

                     Signature: /s/ Dr. Jeffrey R. Jay, M.D.
                             ----------------------------
                             By Great Point Partners, LLC,
                              as investment manager,
                             By Dr. Jeffrey R. Jay, M.D.,
                              as senior managing member

                     GREAT POINT PARTNERS, LLC

                     Signature: /s/ Dr. Jeffrey R. Jay, M.D.
                             --------------------------------
                             By Dr. Jeffrey R. Jay, M.D.,
                              as senior managing member

                     DR. JEFFREY R. JAY, M.D.

                     Signature: /s/ Dr. Jeffrey R. Jay, M.D.
                             --------------------------------




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                                                                       Exhibit A
                                                                       ---------
                             JOINT FILING STATEMENT

         Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13G and any amendments thereto to which this exhibit is attached is filed on behalf of each of them.

Date:  April 26, 2004


                             BIOMEDICAL VALUE FUND L.P.

                             Signature:         /s/ Dr. Jeffrey R. Jay, M.D.
                                                ----------------------------
                                                By Great Point GP, LLC,
                                                 as general partner,
                                                By Dr. Jeffrey R. Jay, M.D.,
                                                 as senior managing member

                             GREAT POINT GP, LLC

                             Signature:         /s/ Dr. Jeffrey R. Jay, M.D.
                                                ----------------------------
                                                By Dr. Jeffrey R. Jay, M.D.,
                                                 as senior managing member

                             BIOMEDICAL OFFSHORE VALUE FUND, LTD.

                             Signature:         /s/ Dr. Jeffrey R. Jay, M.D.
                                                ----------------------------
                                                By Great Point Partners, LLC,
                                                 as investment manager,
                                                By Dr. Jeffrey R. Jay, M.D.,
                                                 as senior managing member

                            GREAT POINT PARTNERS, LLC

                            Signature:          /s/ Dr. Jeffrey R. Jay, M.D.
                                                ----------------------------
                                                By Dr. Jeffrey R. Jay, M.D.,
                                                 as senior managing member

                            DR. JEFFREY R. JAY, M.D.

                            Signature:          /s/ Dr. Jeffrey R. Jay, M.D.
                                                ----------------------------




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